December 23, 2024

VIA EDGAR TRANSMISSION

Lisa Larkin

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Collective Investment Series Trust, File Nos. 333-221072 and 811-23306 (the “Registrant”)

Dear Ms. Larkin:

On November 22, 2024, the Registrant filed a proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) on behalf of its series the Rareview Systematic ETF (the “Fund”). In a telephone conversation on December 18, 2024, you provided comments to the Proxy Statement to Andrew Davalla. On December 20, 2024, you provided supplemental comments to Andrew Davalla. Below, please find a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Proxy Statement.

Comment 1: Please complete any incomplete or omitted disclosures.

Response: Incomplete and omitted disclosures have been completed. Please see the revised proxy statement attached hereto.

Comment 2: In the first paragraph of the “Proposal I” section, please clarify that the subadvisory agreement is between the adviser and the subadviser.

Response: The requested change has been made as follows:

The primary purpose of this proposal is to approve a new sub-advisory agreement between Rareview Capital, LLC, as adviser to the Fund, and GST Management, LLC (“GST”) as the sub-adviser to the Fund (the “New Subadvisory Agreement”).

Lisa Larkin

December 23, 2024

Comment 3: Please provide all disclosures required by Item 22(c).

Response: The required disclosures have been added. Please see the marked proxy statement attached hereto.

Comment 4: Please provide the amount of subadvisory fees received by the subadviser in the past year.

Response: The following disclosure has been added:

For the fiscal year ended September 30, 2024, GST received subadvisory fees of $149,026.

Comment 5: Please include the subadvisory agreement and proxy card.

Response: The subadvisory agreement and proxy card have been included in the proxy statement attached hereto.

Comment 6: Please clarify what is meant by “global long-short portfolio” phrase in the Nature, Extent and Quality of Services section.

Response: To better clarify the disclosure, “global” has been deleted.

Comment 7: Please reconcile the January 4, 2022 date of initial shareholder approval of the initial subadvisory agreement with the effectiveness date of such agreement as January 20, 2022.

Response: The disclosure has been revised as follows:

The Initial Subadvisory Agreement was approved by the Fund’s initial sole shareholder on January 4, 2022 and became effective on January 20, 2022.

Comment 8: For Proposal II, please state that future subadvisory payments will be escrowed until shareholder approval is obtained.

Response: The following disclosure has been added:

Subadvisory payments to be paid to GST by the Fund’s adviser will be held in escrow until shareholders approve the New Subadvisory Agreement.

Lisa Larkin

December 23, 2024

Comment 9: Please provide that the subadviser will receive the lesser of (1) its costs for performing subadvisory fees (plus any interest earned) or (2) the total fees (plus any interest earned); if shareholder do not approve the new agreement.

Response: The following disclosure has been added:

If shareholders do not approve the New Subadvisory Agreement, GST will receive the lesser of (1) any costs incurred in performing its subadvisory services (plus interest earned on that amount while in escrow); or (2) The total amount in the escrow account (plus interest earned). In the event that shareholders do not approve the New Subadvisory Agreement, GST will only retain previously paid subadvisory fees in an amount equal to its costs.

(Please note the revised disclosure provided pursuant to Comment 12 below.)

Comment 10: Please remove references to broker non-votes.

Response: The requested revisions have been made.

Comment 11: Please provide additional disclosure regarding the Board’s consideration of the increased subadvisory fee.

Response: The following disclosure has been added:

The Board noted and discussed the Adviser’s assertion that the proposed subadvisory fee was more reasonable given the level of services provided by GST to the Fund.

Comment 12: For periods during which shareholders did not approve the subadvisory agreement, the subadviser is permitted to retain the lesser of its costs or fees paid. Please provide disclosure with respect to the following three categories: (1) for previously paid subadvisory fees, any payments that exceed the lesser of costs or fees received must be paid back to the Fund; (2) for any payments not yet received until shareholders approve the New Subadvisory Agreement, payments will be escrowed and the subadviser will be entitled to receive the lesser of costs or fees; and (3) if and when shareholders approve the New Subadvisory Agreement, GST will receive the new subadvisory fee.

Response: The disclosure has been revised as follows:

In connection with the approval of the New Subadvisory Agreement, the Trustees are requesting that shareholders ratify the payment to GST of the lesser of costs or investment subadvisory fees received for its service to the Fund from January 20, 2024 until the Meeting is held and the New Subadvisory Agreement is approved by shareholders. The ratification of payments to GST for its service as the investment subadviser to the Fund since January 20, 2024 will not raise the fees paid by the Fund or the Fund’s shareholders.

Lisa Larkin

December 23, 2024

For any subadvisory fee payments already received by GST since January 20, 2024, GST will only retain the lesser of costs incurred by GST in providing the subadvisory services or the fees received. Any difference will be returned to the Fund. For any payments not yet received until shareholders approve the New Subadvisory Agreement, payments will be escrowed and GST will be entitled to receive the lesser of costs incurred by GST in providing the subadvisory services or the fees received for such period.

If shareholders approve the New Subadvisory Agreement, GST will receive the new subadvisory fee starting on the date on which shareholders approve the New Subadvisory Agreement.

If you have any questions, please call Andrew Davalla at (216) 566-5706.

Very truly yours,

/s/Andrew Davalla
Andrew Davalla